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DRAFT May 13, 2016	Barcelona Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

VIA EDGAR AND HAND DELIVERY

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Erin Jaskot, Dorrie Yale

Re:	Novan, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 9, 2016

CIK No. 0001467154

Ladies and Gentlemen:

On behalf of our client, Novan, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for confidential submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on March 9, 2016 (the “Draft Submission”).

This amendment reflects certain revisions to the Draft Submission in response to the comment letter from the staff of the Commission (the “Staff”) to Nathan Stasko, the Company’s President and Chief Executive Officer, dated March 22, 2016. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against the Draft Submission, in the traditional non-EDGAR format.

May 13, 2016

The numbered paragraphs in italics below set forth the Staff’s comments together with the response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Risk Factors

Even if we make a submission under a special protocol assessment, or SPA. . . . page 16

1.	We note your revised disclosure and your response to comment 3. Please include in your disclosure the concept expressed in the last sentence of your response regarding the fact that the feedback obtained from the FDA in connection with the SPA discussions does not constitute a binding declaration from the FDA that it agrees with your Phase 3 clinical trials’ design, clinical endpoints or statistical analysis plan.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that is has revised the disclosure on page [16] in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Use of Estimates Common Stock Valuation and Stock-Based Compensation, page 70

2.	Please refer to your response to comment 7. It is still not clear why the wide range of volatility is reasonable. Tell us on a supplemental basis the names of the peer companies used and why you consider them to be the most similar. Please provide us with the historical volatilities of these companies and their expected volatilities, if known.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company selected 102.77% as the expected volatility for grants recorded on January 1, 2015 based on the volatility selected for the year ended December 31, 2014. The Company selected an expected volatility of 102.77% in the first quarter of 2014 based on the peer group noted hereafter for all stock option grants recorded during the year ended December 31, 2014 and for those recorded on January 1, 2015. For stock option grants issued subsequent to January 1, 2015, the Company used the volatility calculated based on a trailing period equal to the expected term of the stock option grants. The estimated volatility selected for grants recorded subsequent to January 1, 2015 varied from a high of 72% to a low of 66%.

The Company’s selection of peer group companies for determining expected volatility is weighted toward companies in its industry, and more specifically with similar clinical-stage research and development activities coupled with recent clinical successes in the dermatological space. Additionally, the Company considers the stage of life-cycle, financial leverage, enterprise value, risk profiles and position within the industry of potential peer group companies relative to the Company’s, as well as the availability of historical trading data when developing an estimate for the expected volatility over the expected term of the underlying stock options. The Company selected the following peer companies:

Derma Sciences. Derma Sciences focuses on treatments for a number of skin diseases and tissue regeneration for acute and chronic wounds and burns to the skin. Derma Sciences has a number of dermatological products that have been approved by the U.S. Food and Drug Administration (the “FDA”) and other product candidates in development. Throughout 2015, the trailing 6-year volatility of Derma Sciences common stock varied from a high of 83% at the beginning of the year to a low of 47% at the end of the year.

May 13, 2016

Nova Bay Pharmaceuticals. Nova Bay is a biopharmaceutical company focusing, commercializing and developing its non-antibiotic anti-infective products to address unmet therapeutic needs. NovaBay has both a wound care and a dermatology product approved by the FDA and other product candidates in development. Throughout 2015, the trailing 6-year volatility of Nova Bay common stock varied from a low of 72% in the first half of the year to a high of 81% at the end of the year.

Oculus Innovative Sciences. Oculus Innovative Sciences is a specialty pharmaceutical company that develops and markets solutions for the treatment of dermatological conditions and advanced tissue care. The company’s products are focused on reducing infections, itching, pain, scarring and harmful inflammatory responses. Throughout 2015, the trailing 6-year volatility of Oculus common stock varied from 102% at the beginning of the year to a low of 80% at the end of the year.

Anacor Pharmaceutical. Anacor is a biopharmaceutical company focused on discovering, developing and commercializing novel small-molecule therapeutics derived from its boron chemistry platform. Anacor’s first approved drug is a topical antifungal approved by the FDA in July 2014. Throughout 2015, the volatility of Anacor common stock remained somewhat constant at 69%.

The Company also notes that Derma Sciences, Nova Bay and Oculus each have available trading histories to estimate volatility over the expected term of the Company’s stock option awards. The Company recognizes that Derma Sciences, Nova Bay and Oculus are at a later stage of development than the Company. However, the Company believes that the expected volatility of the Company’s common stock is more similar to these companies’ historical volatility than other biotechnology companies of similar size which lack similarity to the Company in terms of potential customer base and therapeutic area. While Anacor is the most similar to the Company with regard to risk profile, there is a lack of historical trading data to satisfy the expected term of Novan options, until the second half of 2016. Anacor was included in the Company’s peer group selection due to these similarities, as the Company does not believe that peer group companies’ history of trading data must be at least equal to the expected term of the Company’s stock options in order to provide a meaningful estimate of the Company’s common stock volatility, given the similarities between the Anacor and Novan.

May 13, 2016

The Company believes the historical volatility of these companies is the best indicator of the Company’s expected volatility because stock price changes for these companies are primarily driven by investors’ and research analysts’ opinions on the safety and efficacy of the underlying therapeutic.

Impact of peer group company selections on expected volatility

The Company performed a sensitivity analysis on its expected volatility for the year ended December 31, 2015 to determine whether the range utilized in the volatility calculations throughout 2015 would have driven a material change in the stock compensation charge for options issued during the year. In the analysis, the Company replaced its volatility for all grants issued during the year with the high and low ends of the range of 102.77% and 65.96%, respectively. As a result of the analysis, the Company determined that volatility had an immaterial effect on the Company’s financial statements in total and for any periods presented in the Registration Statement. Accordingly, the Company determined that its peer group company selection and the expected volatility rates utilized in the Black-Scholes model for 2015 stock option grants was reasonable.

Estimating expected volatility for future stock option grants

The Company respectfully advises the Staff that until it has sufficient trading history, it plans to continue to use historical volatility of peer group companies to estimate expected volatility of its common stock. The Company will place a higher focus on companies with market capitalization and stage of development more similar to the Company’s and that have a longer history of available trading data closer to the expected term of the Company’s stock option grants. Assuming the consummation of the Company’s proposed initial public offering, the Company will use a hybrid approach to estimate expected volatility and therefore will include its own common stock volatility along with the volatility of the peer group companies. The Company will initially place a low weight on its own common stock volatility, and will increase that weighting as more historical trading data becomes available over time.

Part II

Item 15. Recent Sales of Unregistered Securities

3.	Please disclose in this section all your recent sales of unregistered securities within the past three years. For example, we note your disclosure on page 139 regarding your convertible promissory notes that were issued in February 2014. See Item 701 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page [II-4] in response to the Staff’s comment.

May 13, 2016

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1366 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Wesley C. Holmes

Wesley C. Holmes
Latham & Watkins LLP

Enclosures

cc:	(via) email

Nathan Stasko, President and Chief Executive Officer, Novan, Inc.
Charles K. Ruck, Esq., Latham & Watkins LLP
Divakar Gupta, Cooley LLP
Brent B. Siler, Cooley LLP